Exhibit 99.1

Futu Announces Second Quarter 2020 Unaudited Financial Results

HONG KONG, August 13, 2020 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Operational Highlights

•                      Total number of paying clients1 increased 84.0% year-over-year to 303,102.

•                      Total number of registered clients2 increased 55.4% year-over-year to 954,950.

•                      Total number of users3 increased 52.1% year-over-year to 9.3 million.

•                      Total client assets increased 108.4% year-over-year to HK$142.4 billion.

•                      Daily average client assets were HK$118.8 billion in the second quarter of 2020, an increase of 81.7% from the same period in 2019.

•                      Total trading volume increased 202.1% year-over-year to HK$643.9 billion, in which trading volume for US stocks was HK$429.3 billion, trading volume for Hong Kong stocks was HK$209.0 billion, and trading volume for stocks under the Stock Connect was HK$5.5 billion.

•                      Daily average revenue trades (DARTs) 4 increased 142.4% year-over-year to 263,335.

•                      Margin financing and securities lending balance increased 82.9% year-over-year to HK$7.5 billion.

Second Quarter 2020 Financial Highlights

•                  Total revenues increased 164.6% year-over-year to HK$687.6 million (US$88.7 million).

•                  Total gross profit increased 172.2% year-over-year to HK$533.8 million (US$68.9 million).

•                  Net income increased 327.7% year-over-year to HK$236.5 million (US$30.5 million).

•                  Non-GAAP adjusted net income5 increased 310.1% year-over-year to HK$242.8 million (US$31.3 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We are pleased to announce that we continued to achieve exponential growth across our operating and financial metrics in the second quarter of 2020 following a very successful first quarter. We added 64,566 paying clients on a net basis in the second quarter, bringing our total number of paying clients to 303,102, up 84.0% year-over-year. The growth rate of our China mainland paying clients hit a record high since the fourth quarter of 2018, and the growth of Hong Kong paying clients further accelerated to 125.2% year-over-year.”

“During our full year 2019 earnings call, we guided for 90,000 paying clients addition in 2020. Six months into 2020, we have already exceeded our full year growth target. We are now lifting our guidance to 280,000 net new paying clients this year, which translates to 141% year-over-year growth in our total number of paying clients.”

1  The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.

2  The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.

3  The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.

4  The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5  Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Besides total paying clients, we also saw strong growth momentum in total client assets and stable client retention. In the second quarter, we maintained a high paying client quarterly retention rate of 98.0%. With growth in both paying clients and average assets per client, our total client assets reached HK$142.4 billion, representing 108.4% growth on a year-over-year basis and 44.0% growth on a quarter-over-quarter basis.”

“Total trading volume reached a historic high of HK$643.9 billion, representing 202.1% year-over-year growth. US stock trading volume  was HK$429.3 billion, which accounted for 66.7% of our total trading volume.”

“Our clients’ total subscription for JD.com and NetEase’s Hong Kong IPOs both exceeded HK$15 billion. We believe that the increase in US-listed Chinese companies seeking secondary listing in Hong Kong and the surge of high-profile Hong Kong IPOs will act as major tailwinds to our growth. Our target markets continue to offer tremendous growth opportunities, and we will capitalize on these opportunities with our rising brand awareness and our capabilities to deliver superior user experience.”

“Money Plus maintained strong growth in the second quarter, and will continue to be our strategic focus going forward. We established partnerships with eight reputable mutual fund managers, including T. Rowe Price, Franklin Templeton and Amundi. Since June, we have also started offering professional investors private equity funds. Total client assets in wealth management reached HK$8.6 billion as of June 30, 2020, representing 37% sequential growth.”

“I am pleased to share that on August 12, Futu Singapore Pte. Ltd. was granted in-principle approval from the Monetary Authority of Singapore for the Capital Markets Services (CMS) license application. This marks a milestone of our internationalization, and we will continue to look for new markets to extend the footprint of our business.”

Second Quarter 2020 Financial Results

Revenues

Total revenues were HK$687.6 million (US$88.7 million), an increase of 164.6% from HK$259.9 million in the second quarter of 2019.

Brokerage commission and handling charge income was HK$409.5 million (US$52.8 million), an increase of 234.8% from HK$122.3 million in the second quarter of 2019. The rise was mainly due to the 202.1% year-on-year growth of our total trading volume.

Interest income was HK$207.9 million (US$26.8 million), an increase of 82.5% from HK$113.9 million in the second quarter of 2019. We generated higher interest income from IPO financing due to an active Hong Kong IPO market, higher bank interest income due to higher idle cash balance from clients as well as higher margin financing interest income due to the increase in daily average margin financing balances.

Other income was HK$70.2 million (US$9.1 million), an increase of 197.5% from HK$23.6 million in the second quarter of 2019. The growth was primarily due to an increase in our IPO subscription service charge income, mutual fund distribution income and currency exchange service income.

Costs

Total costs were HK$153.8 million (US$19.8 million), an increase of 141.1% from HK$63.8 million in the second quarter of 2019.

Brokerage commission and handling charge expenses were HK$77.0 million (US$9.9 million), an increase of 216.9% from HK$24.3 million in the second quarter of 2019. The growth was roughly in line with our trading volume growth.

Interest expenses were HK$40.2 million (US$5.2 million), an increase of 113.8% from HK$18.8 million in the same period of 2019. The increase was primarily due to a higher IPO financing interest expense.

Processing and servicing costs were HK$36.6 million (US$4.7 million), an increase of 76.8% from HK$20.7 million in the second quarter of 2019. The growth was primarily due to an increase in market information and data fee as the Company continued to expand market data service and an increase in cloud service fees to support expanding business.

Gross Profit

Total gross profit was HK$533.8 million (US$68.9 million), an increase of 172.2% from HK$196.1 million in the second quarter of 2019.

Gross profit margin increased from 75.5% in the second quarter of 2019 to 77.6% in the second quarter of 2020, primarily attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$264.2 million (US$34.1 million), an increase of 82.3% from HK$144.9 million in the second quarter of 2019.

Research and development expenses were HK$117.3 million (US$15.1 million), an increase of 84.1% from HK$63.7 million in the second quarter of 2019. The increase was primarily due to an increase in research and development headcount to support our business growth.

Selling and marketing expenses were HK$96.3 million (US$12.4 million), an increase of 127.7% from HK$42.3 million in the second quarter of 2019. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$50.6 million (US$6.5 million), an increase of 30.1% from HK$38.9 million in the second quarter of 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 327.7% to HK$236.5 million (US$30.5 million) from HK$55.3 million in the second quarter of 2019. The increase was primarily due to strong revenue growth and significant operating leverage.

Non-GAAP adjusted net income increased by 310.1% to HK$242.8 million (US$31.3 million) from HK$59.2 million in the corresponding period of 2019. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$1.88 (US$0.24), compared with HK$0.50 in the second quarter of 2019. Diluted net income per ADS was HK$1.86 (US$0.24), compared with HK$0.44 in the second quarter of 2019. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Thursday, August 13, 2020, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/1560546. It will automatically lead to the registration page of “Futu Holdings Ltd Second Quarter 2020 Earnings Conference Call”, where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number “1560546”.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, August 21, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	1560546

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (NASDAQ: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7501 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2019	2020	2020
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	362,574	788,113	101,691
Cash held on behalf of clients	14,540,863	31,111,501	4,014,335
Available-for-sale financial securities	93,773	12,043	1,554
Equity method investment	6,166	5,740	741
Loans and advances (net of allowance of nil and HK$3,248 thousand as of December 31, 2019 and June 30, 2020)	4,188,689	6,777,557	874,512
Receivables:
Clients	247,017	547,812	70,685
Brokers	1,226,348	2,826,107	364,654
Clearing organization	304,080	225,762	29,130
Fund management companies and fund Distributors(1)	—	238,445	30,767
Interest	16,892	23,598	3,045
Prepaid assets	12,470	10,610	1,369
Operating lease right-of-use assets	161,617	137,286	17,714
Other assets	239,435	256,981	33,158
Total assets	21,399,924	42,961,555	5,543,355

LIABILITIES
Amounts due to related parties	33,628	16,150	2,084
Payables:
Clients	15,438,879	32,502,042	4,193,758
Brokers	1,484,243	4,618,505	595,928
Clearing organization	—	225,629	29,113
Fund management companies and fund distributors(1)	26,381	27,463	3,544
Interest	519	103	13
Borrowings	1,467,586	1,607,485	207,415
Securities sold under agreements to repurchase	1,590	500,549	64,586
Operating lease liabilities	172,466	147,437	19,024
Accrued expenses and other liabilities	226,079	366,122	47,241
Total liabilities	18,851,371	40,011,485	5,162,706

(1) Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2019	2020	2020
	HK$	HK$	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	36	36	5
Class B ordinary shares	42	42	5
Additional paid-in capital	2,536,182	2,550,653	329,112
Accumulated other comprehensive loss	(4,446)	(8,742)	(1,128)
Retained earnings	16,739	408,081	52,655
Total shareholders’ equity	2,548,553	2,950,070	380,649
Total liabilities and shareholders’ equity	21,399,924	42,961,555	5,543,355

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	122,342	409,519	52,840	236,981	708,695	91,443
Interest income	113,868	207,853	26,819	221,741	352,333	45,462
Other income	23,644	70,192	9,057	37,581	117,178	15,120
Total revenues	259,854	687,564	88,716	496,303	1,178,206	152,025
Costs
Brokerage commission and handling charge expenses	(24,313)	(77,032)	(9,939)	(45,236)	(127,174)	(16,409)
Interest expenses	(18,784)	(40,193)	(5,186)	(39,209)	(73,315)	(9,460)
Processing and servicing costs	(20,687)	(36,577)	(4,720)	(40,630)	(71,233)	(9,191)
Total costs	(63,784)	(153,802)	(19,845)	(125,075)	(271,722)	(35,060)
Total gross profit	196,070	533,762	68,871	371,228	906,484	116,965

Operating expenses
Research and development expenses	(63,712)	(117,266)	(15,131)	(117,137)	(201,336)	(25,979)
Selling and marketing expenses	(42,315)	(96,332)	(12,430)	(74,217)	(161,606)	(20,852)
General and administrative expenses	(38,911)	(50,637)	(6,534)	(66,438)	(97,755)	(12,613)
Total operating expenses	(144,938)	(264,235)	(34,095)	(257,792)	(460,697)	(59,444)

Others, net	(2,905)	(4,693)	(606)	(3,832)	(8,362)	(1,079)

Income before income tax expense	48,227	264,834	34,170	109,604	437,425	56,442

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Income tax benefit/(expense)	7,573	(28,260)	(3,646)	(8,263)	(45,775)	(5,906)

Share of loss from equity method investments	(470)	(86)	(11)	(470)	(308)	(40)

Net income	55,330	236,488	30,513	100,871	391,342	50,496

Preferred shares redemption value accretion	—	—	—	(12,309)	—	—
Income allocation to participating preferred shareholders	—	—	—	(10,196)	—	—
Net income attributable to ordinary shareholders of the Company	55,330	236,488	30,513	78,366	391,342	50,496

Net income per share attributable to ordinary shareholders of the Company
Basic	0.06	0.24	0.03	0.11	0.39	0.05
Diluted	0.06	0.23	0.03	0.10	0.39	0.05

Net income per ADS
Basic	0.50	1.88	0.24	0.87	3.12	0.40
Diluted	0.44	1.86	0.24	0.76	3.09	0.40

Weighted average number of ordinary shares used in computing net income per share
Basic	897,347,760	1,003,926,477	1,003,926,477	717,361,836	1,003,789,053	1,003,789,053
Diluted	1,007,219,228	1,015,012,020	1,015,012,020	827,313,154	1,013,357,569	1,013,357,569

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Net income	55,330	236,488	30,513	100,871	391,342	50,496
Other comprehensive income, net of tax
Foreign currency translation adjustment	(5,618)	(114)	(15)	(4,523)	(4,296)	(554)
Total comprehensive income	49,712	236,374	30,498	96,348	387,046	49,942

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Net income	55,330	236,488	30,513	100,871	391,342	50,496
Add: share-based compensation expenses	3,839	6,298	813	7,595	12,065	1,557
Adjusted net income	59,169	242,786	31,326	108,466	403,407	52,053